



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



05062241

July 18, 2005

Stephanie L. Schaeffer
Director of Legal Affairs
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/18/2005

Re: Paychex, Inc.
Incoming letter dated June 10, 2005

Dear Ms. Schaeffer:

This is in response to your letter dated June 10, 2005 concerning the shareholder proposal submitted to Paychex by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

723531



911 Panorama Trail South
Rochester, NY 14625

(585) 385-6666
www.paychex.com

June 10, 2005

Via Hand Delivery and Overnight Delivery

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Paychex, Inc. Shareholder Proposal Submitted On Behalf of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Paychex, Inc. ("Paychex" or the "Company") omits from its proxy materials for its 2005 Annual Meeting of Shareholders a proposal and supporting statement (the "Second Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"), dated May 2, 2005, but received by the Company via mail on May 3, 2005.

It is our opinion that the Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates a proposal submitted by the AFSCME Employees Pension Plan (the "First Proposal" and, with the Second Proposal, the "Proposals") which was previously submitted to the Company on May 2, 2005 and which the Company intends to include in its proxy materials for its 2005 Annual Meeting of Shareholders.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Second Proposal. (The Second Proposal is enclosed as Exhibit 1). For your convenience, we have also enclosed six copies of all other correspondence exchanged between the Company and the Proponent to date in connection with the Second Proposal (as part of Exhibit 1), as well as six copies of the First Proposal (as Exhibit 2). A copy of this letter is being mailed simultaneously to the Proponent informing it of the Company's intention to omit the Second Proposal from its proxy materials for its 2005 Annual Meeting of Shareholders.

The resolution portion of the Second Proposal is as follows:

"Resolved: That the shareholders of Paychex, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to

> amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Pursuant to Rule 14a-8(i)(11), the Company may omit a proposal if it substantially duplicates a proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting.

The resolution portion of the First Proposal is as follows:

> "RESOLVED that the stockholders of Paychex, Inc. ("Paychex" or the "Company") amend Article II, section 9 of the bylaws to add the following sentence immediately before the last sentence in that section:
>
> 'Directors shall be elected by a majority of the shares present in person or represented by proxy, provided a quorum is present at the meeting.'"

The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same even if the proposals are not identical. See, e.g., USG Corp. (April 7, 2000) (hereafter, "USG Corp."). In USG Corp. the Staff concluded that a proposal requesting that the board of directors redeem its shareholder rights agreement and not reinstitute or replace the shareholder rights agreement with any other form of "poison pill" was substantially duplicative of a proposal that would require the company to redeem or cancel its shareholder rights agreement and would prohibit any new shareholder rights agreement or other form of "poison pill" from becoming effective unless it had been approved by the company's shareholders. Similarly, in AT&T Corp. (March 2, 2005), the Staff permitted the company to omit a proposal from its proxy materials on the basis that such proposal was substantially duplicative of a previously received proposal where the first proposal would amend the company's by-laws to require that the Board of Directors seek shareholder ratification of certain types of severance agreements with any officer that would provide specified types of severance benefits with a total present value exceeding 2.99 times the sum of the officer's base salary plus target bonus and the second proposal would urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives, including "golden parachute" and "golden good-bye" severance agreements, which would provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. Baxter International (February 7, 2005) provides an additional example of the Staff's stated position on the application of Rule 14a-8(i)(11) where the proposals are not identical but share the same core issues. In Baxter, the Staff concurred in the company's conclusion that a shareholder proposal was substantially duplicative of a previously received proposal where the first proposal requested that the company's Directors take the necessary steps to amend the by-laws to require that each director be elected annually, and the second proposal asked that the company take the necessary steps to reorganize the company's Board of Directors into one class subject to election each year.

The core issues addressed by the First Proposal and the Second Proposal are the same. Each Proposal seeks to institute the requirement that the Company replace the plurality voting standard for the election of directors that it presently uses with the requirement that directors be elected by the majority vote of the shareholders. In addition, the supporting statements for the Proposals include similar arguments in support of a majority vote standard. For example, both Proposals cite the concern that under a plurality voting standard, a director nominee in a director election could be elected by a single affirmative vote, even where a majority of the votes cast are "withheld" from the director nominee.

The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) even where such proposals differ as to terms and scope. See, e.g., Comcast Corporation (March 22, 2005) (hereafter, "Comcast") (granting relief where the first proposal requested that the company's Board of Directors adopt a resolution requiring that the Chairman of the Board serve in that capacity only and have no management duties, titles or responsibilities and the second proposal asked the Board of Directors to submit for shareholder approval an amendment to the company's articles of incorporation to require that the Chairman of the Board be an independent director who has not previously served as an executive officer of the company); Bank of America (February 25, 2005) (granting relief where the first proposal recommended that the Board direct management to publish annually a detailed statement of political contributions made by the company and the second proposal requested that the company annually submit to its shareholders a report containing certain detailed information relating to the company's political contributions); and Home Depot (February 28, 2005) (granting relief where the first proposal requested that the compensation committee adopt a performance and time-based restricted share grant program for senior executives that would include specified features and the second proposal asked the compensation committee to adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting).

The Proposals contain an identical "principal thrust" or "principal focus," although the terms differ slightly as to the initial procedure for implementation. The "principal thrust" or "principal focus" of each is adoption of a majority vote standard for the election of directors in place of the plurality vote standard. The Proposals are essentially identical as to scope, but differ procedurally in that the First Proposal, if approved by shareholders, would amend the Company's By-laws to incorporate a majority vote standard for the election of Directors, and the Second Proposal requests that the Board initiate the appropriate process to amend the Company's Restated Certificate of Incorporation or By-laws to incorporate a majority vote standard. Also, both Proposals contemplate the same ultimate implementation methodology (an amendment to one of the Company's organizational documents).

The Staff has taken the position that differences in implementation methodology between proposals that possess the same core issues or have an identical "principal thrust" or "principal focus" may be deemed substantially duplicative for purposes of Rule 14a-8(i)(11). See, e.g., Metromedia International Group, Inc. (March 27, 2001) (hereafter, "Metromedia") (granting relief where the earlier received proposal requested that the Board amend the company's certificate of incorporation and the later received proposal, if approved by shareholders, would have amended the company's by-laws without the need for Board approval); USG Corp. (granting relief where one proposal, if approved by shareholders, would amend the company's by-laws, and the second proposal requested action by the Board of Directors); and Comcast (granting relief where one proposal requested a resolution of the company's board of directors and the other requested that the Board of Directors submit for shareholder approval an amendment to the company's articles of incorporation). As in Metromedia, one of the Proposals, if approved by the Company's shareholders, would automatically amend one of the Company's organizational documents (the Company's By-laws), while the other proposal requests Board action that would subsequently result in an amendment to one of the Company's organizational documents.

The Company believes that if it were to include both Proposals in its proxy materials, the identical nature of the Proposals would create the potential for confusion for its shareholders. In addition, if a majority of the shareholders were to vote in favor of one of the Proposals, but not the other, the Company's Board of Directors would not have a clear understanding of the shareholders' intent with respect to the issue of majority voting in the election of its Directors.

For purposes of Rule 14a-8(i)(11), a registrant may only omit from its proxy materials a proposal which substantially duplicates another previously submitted proposal. See, e.g., USG Corp. As in USG Corp., where the Staff concurred in the company's opinion that the second proposal was substantially duplicative of the first proposal, and could be omitted from the company's proxy materials, Company officials have advised that, while both Proposals are dated May 2, 2005, the First Proposal was received by facsimile that day, while the Second Proposal was received only by mail the following day.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Second Proposal is in fact excluded from the Company's proxy materials for its 2005 Annual Meeting of Shareholders.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response. In such case, please contact the undersigned at (585) 383-3788 or by fax at 585-383-3441.

We appreciate your attention to this request.

Sincerely,

Stephanie L. Schaeffer

Stephanie L. Schaeffer
Director of Legal Affairs
Paychex, Inc.

cc: Douglas J. McCarron
General President
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 2001
Phone: (202) 546-6206
Facsimile: (202) 543-5724
[Via facsimile and Overnight Mail]

Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001
Phone: (202) 546-6206 ext. 221
Facsimile: (202) 543-4871
[Via facsimile and Overnight Mail]



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

May 2, 2005

John M. Morphy
Corporate Secretary
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14626-0397

Dear Mr. Morphy:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Paychex, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Paychex, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.



911 Panorama Trail South
P.O. Box 25397
Rochester, NY 14625-0397


(585) 385-6666
www.paychex.com

May 16, 2005

BY OVERNIGHT MAIL AND FACSIMILE (202-543-5724)

Mr. Douglas J. McCarron, General President
United Brotherhood of Carpenters and Joiners of America
Corporate Affairs Department
101 Constitution Avenue, NW
Washington D.C. 20001
Facsimile: (202) 543-4871

Dear Mr. McCarron:

This letter serves to notify the United Brotherhood of Carpenters and Joiners of America (the "Brotherhood of Carpenters") on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") that the shareholder proposal submitted to Paychex, Inc. (the "Company") on behalf of the Fund for inclusion in the Company's proxy statement to be circulated to the Company's shareholders in connection with the next annual meeting of shareholders of the Company, does not comply with the eligibility requirements set forth in Rule 14a-8(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and the Company intends to exclude the proposal pursuant to Rule 14a-8(f) of the Exchange Act ("Rule 14a-8(f)").

The Company intends to exclude the Fund's proposal for failure to verify its eligibility to submit the proposal to the Company. Rule 14a-8(b) provides that in order to prove eligibility, the shareholder proponent must submit:

- the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement, along with a written statement on behalf of the Fund that it continuously held the required number of shares for the one-year period as of the date of the statement.

A copy of Rule 14a-8 is attached hereto for your reference.

In order to adequately cure this defect, the Fund must provide a response to the Company that is postmarked, or transmitted electronically, no later than 14 days from the date the Brotherhood of Carpenters receives this notification on behalf of the Fund, the following :

- a written statement from the "record" holder of the Fund's shares in the Company verifying that, at the time the Fund submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins.

Sincerely,

John Morphy
Sr. Vice President, Chief Financial Officer
Secretary, Treasurer

Enclosure

cc: J. Jenkins, Harter Secrest & Emery LLP (via fax)

Securities Lawyer's Deskbook


UNIVERSITY OF
Cincinna

published by The University of Cincinnati College of Law


College of La

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h.Quest ion 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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AmalgaTrust Company Inc.
One West Monroe
Chicago Illinois 60603-5301
Fax 312/822-5527



[SENT VIA FACSIMILE 585-383-3428]

May 19, 2005

John M. Morphy
Senior Vice President, Chief Financial Officer
and Corporate Secretary
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14626-0397

Re: Shareholder Proposal Record Letter

Dear Mr. Morphy:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 6,200 shares of Paychex, Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

May 2, 2005

VIA Overnight Mail and Telecopier (585) 383-3428
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14265
Attention: John M. Morphy, Chief Financial Officer, Senior Vice President and Corporate Secretary

Dear Mr. Morphy:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2004 proxy statement of Paychex, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 3,912 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED that the stockholders of Paychex, Inc. ("Paychex" or the "Company") amend Article II, section 9 of the bylaws to add the following sentence immediately before the last sentence in that section:

"Directors shall be elected by a majority of the shares present in person or represented by proxy, provided a quorum is present at the meeting."

SUPPORTING STATEMENT

Currently, Paychex uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. Nearly all corporate director elections, including the last 10 at Paychex, are uncontested; in other words, there is only one candidate for each open seat. (Harvard Law School Professor Lucian Bebchuk has estimated that there were only about 80 contested elections at public companies from 1996 through 2002.) In uncontested situations, a plurality voting standard ensures that a nominee will be elected even if holders of a majority of shares voting exercise their right to withhold support from the nominee on the proxy card. Indeed, under plurality voting, a nominee could be elected by a single share.

Section 216 of the Delaware General Corporation Law allows a corporation to deviate from the plurality vote default standard by establishing a different standard in its charter or bylaws. This proposal would do that by amending Paychex's bylaws to require directors to be elected by a majority of shares voting at a meeting.

We believe that a majority vote standard for director election would foster a more robust system of board accountability. Under the case law of Delaware, where Paychex is incorporated, the power of stockholders over director election is supposed to be a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs. Requiring a nominee to garner majority support among stockholders—thus giving stockholders' withhold votes real meaning--would help restore this safety valve.

We believe Paychex shareholders would benefit from increased accountability, where in 2004, holders of approximately 36% of shares voted withheld support from a director. A growing number of shareholders appear to agree with our concerns. The Council of Institutional Investors recently adopted a new policy in favor of majority voting in director elections. At 2005 annual meetings, majority election proposals are receiving strong investor support, with one receiving a majority of votes at Marathon Oil.

We urge stockholders to vote FOR this proposal.


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

May 2, 2005

VIA Overnight Mail and Telecopier (585) 383-3428
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14265
Attention: John M. Morphy, Chief Financial Officer, Senior Vice
President and Corporate Secretary

Dear Mr. Morphy:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure


STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
J0B7N
North Quincy, MA 02171

Telephone: (617) 985 7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

May 2, 2005

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for PAYCHEX (cusip 704326107)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **3,912 shares of Paychex** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Paychex** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Paychex, Inc.
Incoming letter dated June 10, 2005

The proposal requests that the board initiate the appropriate process to amend Paychex's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that Paychex may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Paychex's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Paychex omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel